Exhibit 99.1

Independent Auditor’s Report (Separate Financial Statements) of Shinhan Financial Group as of December 31, 2019

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Financial Statements

December 31, 2019 and 2018

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Shareholders and Board of Directors of

Shinhan Financial Group Co., Ltd.:

Opinion

We have audited the separate financial statements of Shinhan Financial Group Co., Ltd. (“the Company”), which comprise the separate statements of financial position as of December 31, 2019 and 2018, the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2019 and 2018, and its separate financial performance and its cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

We also have audited, in accordance with Korean Standards on Auditing (KSAs), the Company’s Internal Control over Financial Reporting (“ICFR”) as of December 31, 2019 based on the criteria established in Conceptual Framework for Designing and Operating Internal Control over Financial Reporting issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea, and our report dated March 5, 2020 expressed an unmodified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

We conducted our audits in accordance with KSAs. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the separate financial statements as of and for the year ended December 31, 2019.  These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

We have determined that there are no key audit matters to communicate in our report.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•

Evaluate the appropriateness of accounting policies used in the preparation of the separate financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is Min-Seon Chae.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

March 5, 2020

This report is effective as of March 5, 2020, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Financial Position

As of December 31, 2019 and 2018

(In millions of won)	Note		2019	2018

Assets
Due from banks at amortized cost	4, 6, 34	~~W~~	167	48,596
Financial assets at fair value through profit or loss	4, 7		443,377	1,927,150
Derivative assets	4, 8, 32		24,352	-
Loans at amortized cost	4, 9, 34		2,219,698	1,644,666
Property and equipment	10, 34		5,488	2,484
Intangible assets	11		5,618	5,499
Investments in subsidiaries	13		28,980,275	25,775,432
Deferred tax assets	30		1,460	2,633
Other assets	4, 14, 34		580,887	707,772
Total assets		~~W~~	32,261,322	30,114,232

Liabilities
Derivative liabilities	4, 8, 32	~~W~~	17,687	-
Borrowings	4, 15		-	125,000
Debt securities issued	4, 16		9,147,640	7,812,358
Liabilities for defined benefit obligations	17		4,851	3,402
Other liabilities	4, 18		625,718	523,404
Total liabilities			9,795,896	8,464,164

Equity	19
Capital stock			2,732,463	2,645,053
Hybrid bonds			1,731,235	1,531,759
Capital surplus			10,155,223	9,494,842
Capital adjustments			(600,000)	(155,923)
Accumulated other comprehensive loss			(7,420)	(5,449)
Retained earnings			8,453,925	8,139,786
Total equity			22,465,426	21,650,068
Total liabilities and equity		~~W~~	32,261,322	30,114,232

See accompanying notes to the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2019 and 2018

(In millions of won, except earnings per share data)	Note		2019	2018

Interest income
Financial assets at amortized cost	29, 34	~~W~~	40,569	32,096
			40,569	32,096
Interest expense	34		(206,815)	(187,882)
Net interest expense	21		(166,246)	(155,786)

Fees and commission income	29, 34		49,764	49,763
Fees and commission expense			(922)	(354)
Net fees and commission income	22		48,842	49,409

Dividend income	23, 29, 34		1,320,944	1,407,674
Net gain on financial assets at fair value through profit or loss	25, 29		19,917	23,439
Net foreign currency transaction gain (loss)			12,124	(4,108)
Reversal of (provision for) credit loss allowance	24, 29, 34		91	(1,454)
General and administrative expenses	26, 34		(105,842)	(82,742)
Other operating income	9, 29		2,333	-

Operating income			1,132,163	1,236,432

Non-operating expense	28		(1,068)	(78)

Profit before income taxes			1,131,095	1,236,354

Income tax expense	30		1,922	1,471
Profit for the year			1,129,173	1,234,883

Other comprehensive income (loss) for the year, net of income tax
Items that will never be reclassified to profit or loss Re-measurements of the defined benefit liability	17		(1,971)	(839)

Total comprehensive income for the year		~~W~~	1,127,202	1,234,044

Basic and diluted earnings per share in won	31	~~W~~	2,236	2,522

See accompanying notes to the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2019 and 2018

(In millions of won)		Capital stock	Hybrid bonds	Capital surplus	Capital adjust-ments	Accumulated other comprehe-nsive loss	Retained earnings	Total equity
Balance at January 1, 2018	~~W~~	2,645,053	423,921	9,494,842	(1,139)	(4,610)	7,633,988	20,192,055
Total comprehensive income for the period:
Profit for the period		-	-	-	-	-	1,234,883	1,234,883
Other comprehensive income		-	-	-	-	(839)	-	(839)
		-	-	-	-	(839)	1,234,883	1,234,044
Transactions with owners:
Dividends		-	-	-	-	-	(687,589)	(687,589)
Dividend to hybrid bonds		-	-	-	-	-	(40,357)	(40,357)
Issuance of hybrid bonds		-	1,107,838	-	-	-	-	1,107,838
Acquisition of treasury stock		-	-	-	(155,923)	-	-	(155,923)
Change in capital adjustments		-	-	-	1,139	-	(1,139)	-
		-	1,107,838	-	(154,784)	-	(729,085)	223,969
Balance at December 31, 2018	~~W~~	2,645,053	1,531,759	9,494,842	(155,923)	(5,449)	8,139,786	21,650,068

		Capital stock	Hybrid bonds	Capital surplus	Capital adjust-ments	Accumulated other comprehe-nsive loss	Retained earnings	Total equity
Balance at January 1, 2019	~~W~~	2,645,053	1,531,759	9,494,842	(155,923)	(5,449)	8,139,786	21,650,068
Total comprehensive income for the period:
Profit for the period		-	-	-	-	-	1,129,173	1,129,173
Other comprehensive income		-	-	-	-	(1,971)	-	(1,971)
		-	-	-	-	(1,971)	1,129,173	1,127,202
Transactions with owners:
Dividends		-	-	-	-	-	(753,041)	(753,041)
Issuance of convertible preferred shares		87,410	-	660,381	-	-	-	747,791
Dividend to hybrid bonds		-	-	-	-	-	(61,993)	(61,993)
Issuance of hybrid bonds		-	199,476	-	-	-	-	199,476
Acquisition of treasury stock		-	-	-	(444,077)	-	-	(444,077)
		87,410	199,476	660,381	(444,077)	-	(815,034)	(311,844)
Balance at December 31, 2019	~~W~~	2,732,463	1,731,235	10,155,223	(600,000)	(7,420)	8,453,925	22,465,426

See accompanying notes to the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2019 and 2018

(In millions of won)	Note		2019	2018

Cash flows from operating activities
Profit before income taxes		~~W~~	1,131,095	1,236,354
Adjustments for:
Interest income	21		(40,569)	(32,096)
Interest expense	21		206,815	187,882
Dividend income	23		(1,320,944)	(1,407,674)
Net gain on financial assets at fair value through profit or loss	25		(2,020)	(7,452)
Provision for (reversal of) credit loss allowance	9, 24		(91)	1,454
Employee costs			6,707	2,881
Depreciation and amortization	26		2,758	683
Net foreign currency translation loss (gain)			(14,380)	2,970
Other operating income, net			(2,333)	-
Non-operating loss (income), net			35	(27)
			(1,164,022)	(1,251,379)
Changes in assets and liabilities:
Financial assets at fair value through profit or loss			1,483,379	(1,666,279)
Other assets			55	(2,440)
Liabilities for defined benefit obligations			(3,418)	(2,258)
Other liabilities			(4,314)	(212)
			1,475,702	(1,671,189)

Interest received			38,608	30,019
Interest paid			(193,373)	(183,945)
Dividend received			1,320,944	1,407,674
Income tax paid			(194)	-
Net cash provided by (used in) operating activities			2,608,760	(432,466)

Cash flows from investing activities
Lending of loans at amortized cost			(1,148,605)	(547,630)
Collection of loans at amortized cost			572,669	135,000
Acquisition of property and equipment			(1,062)	(1,341)
Acquisition of intangible assets			(1,412)	(50)
Disposal of intangible assets			1,200	-
Increase in other assets			(345)	(229,896)
Decrease in other assets			959	6
Acquisition of investment in subsidiary			(2,977,196)	(42,273)
Net cash used in investing activities		~~W~~	(3,553,792)	(686,184)

See accompanying notes to the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Cash Flows (Continued)

For the years ended December 31, 2019 and 2018

(In millions of won)	Note		2019	2018

Cash flows from financing activities
Proceeds from issuance of convertible preferred shares		~~W~~	747,791	-
Issuance of hybrid bonds			199,476	1,107,838
Issuance of debt securities			3,201,400	2,400,000
Repayments of debt securities issued			(1,844,000)	(1,590,000)
Debt securities issuance costs paid			(6,636)	(3,862)
Increase in borrowings			200,000	125,000
Decrease in borrowings			(325,000)	(5,000)
Dividends paid			(830,772)	(714,705)
Acquisition of treasury stock			(444,077)	(151,993)
Redemption of lease liabilities			(1,614)	-
Net cash provided by financing activities			896,568	1,167,278

Net increase (decrease) in cash and cash equivalents			(48,464)	48,628

Cash and cash equivalents at beginning of year	33		48,628	-

Cash and cash equivalents at end of year	33	~~W~~	164	48,628

See accompanying notes to the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

1. Reporting entity

Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001.  The Company’s shares were listed on the Korea Exchange on September 10, 2001 and the Company’s American depositary shares were listed on the New York Stock Exchange on September 16, 2003.

2. Basis of preparation

(a) Statement of compliance

The accompanying separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, ‘Separate Financial Statements’ presented by a parent, an investor with joint control of, or significant influence over, an investee, in which the investments are accounted for at cost less impairment, if any.

(b) Basis of measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statement of financial position.

•	Financial instruments at fair value through profit or loss are measured at fair value
•	Liabilities for cash-settled share-based payment arrangements are measured at fair value
•	Liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(c) Functional and presentation currency

These separate financial statements are presented in Korean won which is the Company’s functional currency and the currency of the primary economic environment in which the Company operates.

(d) Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these separate financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the separate financial statements as of and for the year ended December 31, 2018 except for the main sources of critical judgments and estimated uncertainties related to the adoption of K-IFRS 1116 ‘Leases’ described in Note 3.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

2. Basis of preparation (continued)

(e) Change in accounting policy

Except for the following new standard, which has been applied from January 1, 2019, the accounting policies applied by the Company in these separate financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2018. The comparative separate financial statements as of and for the year ended December 31, 2018 have not been retrospectively restated according to the transition rules of K-IFRS No.1116.

i) K-IFRS No. 1116 ‘Leases’

- Accounting treatment for the lessee

The Company holds, through lease arrangements, various tangible assets, such as real estate and vehicles, and the terms of the leases are negotiated individually and include a variety of terms and conditions. There are no other restrictions imposed by the lease contracts, but the leased asset cannot be provided as collateral for borrowings.

At the commencement date of the lease, the Company recognizes a right-of-use asset and a lease liability.  The payment of each lease is allocated to the repayment of the liability and finance costs.  The Company recognizes in profit or loss the amount calculated to yield a fixed time rate of interest on the lease liability balance for each period as finance costs. Right-of-use assets are depreciated using a straight-line method from the inception of the lease over the lease term of the right-of-use assets.

A lease liability is measured at present value of the lease payments that are not paid at the commencement date of the lease agreement, and the lease payments which are included in the measurement of the lease liability consist of as follows:

- Fixed lease payments (including actual fixed lease payments, less the lease incentive to receive)

- Variable lease payments depending on an index or a rate

- Amount expected to be payable by the lessee under a residual value guarantees

- Exercise price of a purchase option if the lessee is reasonably certain to exercise that option

- Extended Lease payments in an optional renewal period if the lessee is reasonably certain to that they will exercise the extension option

- Payments of penalties for early terminating the lease unless the lessee is reasonably certain not terminate early

If the interest rate implicit in the lease is readily determinable, the lease payments shall be discounted using that rate, and if that rate is not readily determinable, the lessee shall use the lessee’s incremental borrowing rate.

A right-of-use asset is initially measured at cost comprising the followings:

- The amount of the initial measurement of the lease liability

- Any lease payments made at or before the commencement date, less any lease incentives received

- Any initial direct costs incurred by the lessee

- An estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

Lease payments related to short-term leases or leases for which the underlying asset is of low value are recognized as expenses on a straight-line basis over the lease term.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

2. Basis of preparation (continued)

(e) Change in accounting policy (continued)

Renewal and termination options are included in a number of real estate lease contracts of the Company. In determining the lease term, management considers all relevant facts and circumstances that give rise to an economic incentive not to exercise the renewal option or the termination option. The period over which the renewal option is eligible (or the period over which it could be terminated) is included in the lease term only if it is reasonably certain that the lessee exercises the extension option (or not exercised). The Company reassesses whether the Company is reasonably certain to exercise (or not exercise) the renewal option upon significant events or changes in circumstances that have affected the lessee's ability to determine the lease term.

I On December 16, 2019, the IFRS Interpretations Committee issued its final agenda decision that the concept of penalty that should be considered in determining the enforceable period under IFRS 16 ‘Leases’, shall be determined considering broader economics of the contract, and not only contractual termination payments.  The Company is analyzing the impact from the agenda decision on the separate financial statements and expects to reflect the effects on the separate financial statements, if any, after the analysis is completed in 2020.  Any change as a result will be accounted for as an accounting policy change in the 2020 separate financial statements.

(f) Approval of separate financial statements

These separate financial statements were approved by the Board of Directors on February 5, 2020, which will be submitted for approval to shareholder’s meeting on March 26, 2020.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies

The significant accounting policies applied by the Company in preparation of its separate financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these separate financial statements, except the changes in accounting policies described in Note 2.

(a) Investments in subsidiaries

The accompanying separate financial statements have been prepared on a stand-alone basis in accordance with K-IFRS No.1027 Separate Financial Statements.  The Company’s investments in subsidiaries are recorded at cost less impairment, if any, in accordance with K-IFRS No.1027.  The Company applied K-IFRS No.1101 First-time Adoption of K-IFRS, and considered the amount reported previously in separate financial statements prepared in accordance with previous K-GAAP as deemed cost at the date of transition.  Dividends received from its subsidiaries are recognized in profit or loss when the Company is entitled to receive the dividend.

(b) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and are used by the Company in management of its short-term commitments.  Generally equity investments are excluded from cash and cash equivalents.

(c) Non-derivative financial assets

Financial assets are recognized when the Company becomes a party to the contractual provisions of the instrument. In addition, a regular way purchase or sale (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market concerned) is recognized on the trade date.

A financial asset is measured initially at its fair value plus, for an item not at Fair Value Through Profit or Loss (“FVTPL”), transaction costs that are directly attributable to its acquisition of the financial asset. Transaction costs on the financial assets at FVTPL that are directly attributable to the acquisition are recognized in profit or loss as incurred.

i) Financial assets designated at FVTPL

Financial assets can be irrevocably designated as measured at FVTPL despite of classification standards stated below, if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases.

ii) Equity instruments

For the equity instruments that are not held for trading, at initial recognition, the Company may make an irrevocable election to present subsequent changes in fair value in other comprehensive income. Equity instruments that are not classified as financial assets at Fair Value through Other Comprehensive Income (“FVOCI”) are classified as financial assets at FVTPL.

The Company subsequently measures all equity investments at fair value. Valuation gains or losses of the equity instruments that are classified as financial assets at FVOCI previously recognized as other comprehensive income is not reclassified as profit or loss on derecognition. The Company recognizes dividends in profit or loss when the Company’s right to receive payments of the dividend is established.

Valuation gains or losses due to changes in fair value of the financial assets at FVTPL are recognized as gains or losses on financial assets at FVTPL. Impairment loss (reversal) on equity instruments at FVOCI is not recognized separately.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies (continued)

(c) Non-derivative financial assets (continued)

iii) Debt instruments

Subsequent measurement of debt instruments depends on the Company’s business model in which the asset is managed and the contractual cash flow characteristics of the asset. Debt instruments are classified as financial assets at amortized cost, at FVOCI, or at FVTPL. Debt instruments are reclassified only when the Company’s business model changes.

① Financial assets at amortized cost

Assets that are held within a business model whose objective is to hold assets to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Impairment losses, and gains or losses on derecognition of the financial assets at amortized cost are recognized in profit or loss. Interest income on the effective interest method is included in the ‘Interest income’ in the separate statement of comprehensive income.

② Financial asset at FVOCI

Financial assets held under a business model that achieves the objective through both receipt of contractual cash flows and sale of financial assets and whose contractual cash flows consist of only principal payments are measured at other comprehensive income at fair value. Other comprehensive income, except for impairment losses (reversals) and interest income and foreign exchange gains and losses, are recognized in other comprehensive income (loss) on the financial assets at fair value through profit or loss. When the Company derecognizes a financial asset, it reclassifies other recognized cumulative gain or loss through equity to profit or loss. Interest income on financial assets recognized under the effective interest method is included in interest income. Foreign exchange gains and losses are recognized in 'foreign exchange gains and losses' and impairment losses are presented as 'provision for credit losses'.

③ Financial asset at FVTPL

Measurement of amortization cost and other comprehensive income at fair value measurement that aren’t recognized as debt instruments are measured at fair value through profit or loss - fair value. Gains or losses that do not have a hedging relationship, fair value measurement of gains or losses on debt instruments are recognized in profit or loss and are presented in the statement of comprehensive income in the period in which they arise.

iv) Embedded derivatives

Financial assets, including embedded derivatives, are classified based on the overall contract and do not recognize embedded derivatives separately. When determining whether a contractual cash flow consists solely of principal and interest, the entire contract is considered.

v) Derecognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.  Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies (continued)

(c) Non-derivative financial assets (continued)

vi) Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the separate statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(d) Derivative financial instruments

Derivatives are initially recognized at fair value.  Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

i) Hedge accounting

① Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss.  The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the separate statement of comprehensive income.

The Company discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria. Any adjustment arising from G/L on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

② Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity.  Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.  If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively.  The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs.  If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

③ Net investment hedge

The portion of the change in fair value of a financial instrument designated as a hedging instrument that meets the requirements for hedge accounting for a net investment in a foreign operation is recognized in other comprehensive income and the ineffective portion of the hedge is recognized in profit or loss. The portion recognized as other comprehensive income that is effective as a hedge is recognized in the statement of comprehensive income as a result of reclassification adjustments in accordance with K-IFRS No. 1021, "Effect of Changes in Foreign Exchange Rates" at the time of disposing of its overseas operations or disposing of a portion of its overseas operations to profit or loss.

ii) Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies (continued)

(e) Impairment: Financial assets and contract assets

The Company recognize provision for credit loss allowance for debt instruments measured at amortized cost and fair value through other comprehensive income, using the expected credit loss impairment model.  Financial assets migrate through the following three stages based on the change in credit risk since initial recognition and loss allowances for the financial assets are measured at the 12-month expected credit losses (“ECL”) or the lifetime ECL, depending on the stage.

Category		Provision for credit loss allowance
STAGE 1	When credit risk has not increased significantly since the initial recognition	12-month ECL: the ECL associated with the probability of default events occurring within the next 12 months
STAGE 2	When credit risk has increased significantly since the initial recognition	Lifetime ECL: a lifetime ECL associated with the probability of default events occurring over the remaining lifetime
STAGE 3	When assets are impaired	Same as above

The Company, meanwhile, only recognizes the cumulative changes in lifetime expected credit losses since the initial recognition as a loss allowance for purchased or originated credit-impaired financial assets.

The total period refers to the expected life span of the financial instrument up to the contract expiration date.

i) Reflection of forward-looking information

The Company determines future credit risk and reflects estimated future credit risk to the forward-looking information.

Assuming that the expected credit loss measure has a certain correlation with economic fluctuations, we calculate the expected credit loss by modeling between macroeconomic variables and measurement factors and reflecting forward-looking information to the measurement factors.

ii) Measurement of amortization cost regarding the expected credit loss of financial assets

The expected credit loss of an amortized financial asset is measured as the difference between the present value of the cash flows expected to be received and the cash flow expected to be received. For this purpose, we calculate expected cash flows for individually significant financial assets.

For non-individual significant financial assets, the financial assets collectively include expected credit losses as part of a set of financial assets with similar credit risk characteristics.

Expected credit losses are deducted using the allowance for doubtful accounts and are amortized as if the financial assets were not recoverable. The allowance of bad debts is increased when the loan receivables are subsequently recovered and the changes in the credit loss allowance are recognized in profit or loss.

iii) Measurement of expected credit loss of financial assets at FVOCI

The calculation of expected credit losses is the same as for financial assets measured at amortized cost, but changes in allowance for loan losses are recognized in other comprehensive income. In the case of disposal and redemption of other comprehensive income - fair value, the credit loss allowance is reclassified from other comprehensive income to profit or loss and recognized in profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies (continued)

(f) Property and equipment

Property and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses.  The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

The cost of replacing a part of an item of property or equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably.  The carrying amount of the replaced cost is derecognized.  The cost of the day to day servicing of property and equipment are recognized in profit or loss as incurred.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of 5 years, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Depreciation methods, useful lives and residual value are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

(g) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses, if any.

Amortization of intangible assets is calculated on a straight-line basis over the estimated useful lives of 5 years from the date that they are available for use.  The residual value of intangible assets is zero.  However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period.  The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets.  Changes are accounted for as changes in accounting estimates.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies (continued)

(h) Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits and deferred tax assets, are reviewed at the end of the reporting period to determine whether there is any indication of impairment.  If any such indication exists, then the asset’s recoverable amount is estimated.  Intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Company estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Company estimates the recoverable amount of cash-generating unit (“CGU”).  A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.  The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell.  The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount.  Impairment losses are recognized in profit or loss.

(i) Non-derivative financial liabilities

The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liability in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. Transaction costs on the financial liabilities at FVTPL are recognized in profit or loss as incurred.

i) Financial liabilities designated at FVTPL

Financial liabilities can be irrevocably designated as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases, or a group of financial instruments is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. The amount of change in the fair value of the financial liabilities designated at FVTPL that is attributable to changes in the credit risk of that liabilities shall be presented in other comprehensive income.

ii) Financial liabilities at FVTPL

Since initial recognition, financial liabilities at FVTPL is measured at fair value, and changes in the fair value are recognized as profit or loss

iii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Company derecognizes a financial liability from the separate statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies (continued)

(j) Foreign currency translation

Transactions in foreign currencies are translated to the respective functional currencies of the Company and its foreign operations at exchange rates at the dates of the transactions.  Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.  Foreign currency differences arising on retranslation are recognized in profit or loss.

(k) Capital stock

i) Capital stock

Capital stock is classified as equity.  Incremental costs directly attributable to the transaction of stock are deducted, net of tax, from the equity.

ii) Hybrid bond

The Company classifies issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument.  Hybrid bond where the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented in equity.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies (continued)

(l) Employee benefits

i) Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

ii) Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted.  The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Company’s obligations.  The calculation is performed using the projected unit credit method.  Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

iii) Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan.  The Company’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value.  The fair value of plan assets is deducted.  The calculation is performed annually by an independent actuary using the projected unit credit method.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income.  The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments.  Net interest expense and other expenses related to defined benefit plans are recognized in personnel expenses in profit or loss.

The discount rate is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid.  The Company recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurements of the net defined benefit liability (asset) in other comprehensive income.

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the total of cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Past service costs, the change in the present value of the defined benefits obligation resulting from a plan amendment or curtailment, are recognized as an expense immediately.  The Company also recognizes a gain or loss on the settlement of a defined benefit plan when the settlement occurs.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies (continued)

(m) Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards.  The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.  For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment.  The liability is remeasured at each reporting date and at settlement date.  Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

(n) Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision.  Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate.  If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provision shall be used only for expenditures for which the provision was originally recognized.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies (continued)

(o) Recognition of financial income and expense

The Company recognizes revenue by applying the following five-step revenue recognition model.

① Identifying the contract → ② Identifying the obligation to perform → ③ Estimating the transaction price → ④ Assigning the transaction price to the obligation to perform → ⑤ Recognizing the revenue

i) Interest income and expense

Interest income and expense are recognized in profit or loss using the effective interest method. The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability or, where appropriate, a shorter period to the net carrying amount of the financial asset or liability. When calculating the effective interest rate, the Company estimates cash flows considering all contractual terms of the financial instrument, but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, and all other premiums or discounts. When it is not possible to estimate reliably the cash flows or the expected life of a financial instrument, the Company uses the contractual cash flows over the full contractual term of the financial instrument.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is thereafter recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

.

ii) Fees and commissions

The recognition of revenue for financial service fees depends on the purposes for which the fees are assessed and the basis of accounting for any associated financial instrument.

① Fees that are an integral part of the effective interest rate of a financial instrument

Such fees are generally treated as an adjustment to the effective interest rate. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, preparing and processing documents, closing the transaction and the origination fees received on issuing financial liabilities. However, when the financial instrument is measured at fair value with the change in fair value recognized in profit or loss, the fees are recognized as revenue when the instrument is initially recognized.

② Fees earned as services are provided

Fees and commission income, including investment management fees, sales commission, and account servicing fees, are recognized as the related services are provided.

③ Fees that are earned on the execution of a significant act

The fees that are earned on the execution of a significant act including commission on the allotment of shares or other securities to a client, placement fee for arranging a loan between a borrower and an investor and sales commission, are recognized as revenue when the significant act has been completed.

iii) Dividend income

Dividends income is recognized when the shareholder’s right to receive payment is established. Usually this is the ex-dividend date for equity securities.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies (continued)

(p) Income tax

Income tax expense comprises current and deferred tax.  Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.  The amount of current tax payable or receivable is the best estimate of tax amount expected to be paid or received that reflects uncertainty related to income taxes.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future.  In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.  Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.  Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the combined profits or losses of the Company and its wholly owned domestic subsidiaries.  Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected combined profits or losses of eligible companies in accordance with the consolidated corporate tax system.  Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their separate financial statements.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

(q) Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares.  Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held.  Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies (continued)

(r) New standards and interpretations not yet adopted

The following new standards and amendments to existing standards have been published and are mandatory for the Company to adopt for annual periods beginning after January 1, 2019, and the Company has not early adopted them.

i) K-IFRS No. 1001 ‘Presentation of Financial Statements’ and K-IFRS No. 1008 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ amended

The definition of materiality has been clarified, and the feature of information users is taken into account when determining the information to be disclosed and the effects of immaterial information as well as omission or misstatement of material information when determining materiality. This amendment is effective for annual periods beginning on or after January 1, 2020. The Company expects that the amendment will not have a material impact on its financial statements.

ii) K-IFRS No. 1103 ‘Business Combination’

The amended definition of business requires that the inputs that have the ability to create outputs and substantial process to be included in the assessment of acquired businesses and the collection of assembled assets, excluding economic benefits from cost reduction. In addition, if the fair value of most of the total assets acquired is concentrated in a single identifiable asset or a set of assets, an optional concentration test has been added that determines that the acquired activities and sets of assets are not a business but assets or a set of assets. This amendment is effective for annual periods beginning on or after January 1, 2020. The Company expects that the amendment will not have a material impact on its financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

4. Financial risk management

(a) Overview

As a financial services provider, Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”) are exposed to various risks relating to lending, credit card, insurance, securities investment, and trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at the Company level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.

i) Risk management organization

The Group risk management system is organized along with the following hierarchy: from the top and at the Company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary.

The Group Risk Management Committee, which is under the supervision of the Company’s Board of Directors, sets the basic group wide risk management policies and strategies.  The Company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the Company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries.

Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the group wide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the group wide guidelines.  The Company also has the Group Risk Management Team, which supports the Company’s Chief Risk Officer in his or her risk management and supervisory role.

In order to maintain the group wide risk at an appropriate level, the Group uses a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of subsidiaries, and the Risk Management Committee and the Risk Management Council of each of subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more details by type of risk and type of product for each department and division within such subsidiary.

The Group Risk Management Committee consists of directors of the Company.  The Group Risk Management Committee convenes at least once every quarter and may also convene on an ad hoc basis as needed.  Specifically, the Group Risk Management Committee does the following: (i) establish the overall risk management policies consistent with management strategies, (ii) set reasonable risk limits for the entire group and each of subsidiaries, (iii) approve appropriate investment limits or allowed loss limits, (iv) enact and amend risk management regulations, and (v) decide other risk management-related issues the Board of Directors or the Group Risk Management Committee sees fit to discuss.  The results of the Group Risk Management Committee meetings are reported to the Board of Directors of the controlling company.  The Group Risk Management Committee makes decisions through affirmative votes by a majority of the committee members.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

4. Financial risk management (continued)

The Group Risk Management Council is comprised of the Company’s Chief Risk Officer, head of risk management team, and risk officers from each subsidiary.  The Group Risk Management Council holds meetings for risk management executives from each subsidiary to discuss the Group’s group wide risk management guidelines and strategy in order to maintain consistency in the group wide risk policies and strategies.

ii) Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•

Risk capital management – Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital.  As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflects such risk planning in the Group’s business and financial planning.  The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

•

Risk monitoring – The Group proactively, preemptively and periodically review risks that may impact our overall operations, including through a multidimensional risk monitoring system.  Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the group wide risk management, and the controlling company reports to the Group’s chief risk officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and on an ad hoc basis as needed. In addition, the Group performs preemptive risk management through a “risk dashboard system” under which the Group closely monitors any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulates and implements actions in response to these warning signals.

•

Risk review – Prior to entering any new business, offering any new products or changing any major policies, the Group reviews relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, supports reasonable decision-making in order to avoid taking any unduly risky action.  The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

•

Risk management – The Group maintain a group wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern.  Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan.  At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

4. Financial risk management (continued)

(b) Credit risk

i) Credit risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities.  The Company’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

< Techniques, assumptions and input variables used to measure impairment>

i-1) Determining significant increases in credit risk since initial recognition

At each reporting date, the Company assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Company uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make that assessment, the Company compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and consider reasonable and supportable information, that is available without undue cost or effort, that is indicative of significant increases in credit risk since initial recognition.

i-1-1) Measuring the risk of default

The Company assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

i-1-2) Measuring term structure of probability of default

The Company accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Company uses information obtained from external credit rating agencies when performing these analyses.

The Company applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

4. Financial risk management (continued)

(b) Credit risk (continued)

i-1-3) Significant increases in credit risk

The Company uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others.

i-2) Risk of default

The Company considers a financial asset to be in default if it meets one or more of the following conditions:

- if a borrower is overdue 90 days or more from the contractual payment date,

- if the Company judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Company uses the following indicators when determining whether a borrower is in default:

- qualitative factors (e.g. breach of contract terms),

- quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Company, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Company uses the number of days past due for each financial instrument)

- internal data and external data

The definition of default applied by the Company generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has incurred and the extent thereof may vary.

i-3) Reflection of forward-looking information

The Company reflects forward-looking information presented by internal experts based on a variety of information when measuring expected credit losses. For the purpose of estimating these forward-looking information, the Company utilizes the economic outlook published by domestic and overseas research institutes or government and public agencies.

The Company reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses. Expected credit losses in this respect reflect conditions that are most likely to occur and are based on the same assumptions that the Company used in its business plan and management strategy.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

4. Financial risk management (continued)

(b) Credit risk (continued)

i-4) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (“PD”)

- Loss given default (“LGD”)

- Exposure at default (“EAD”)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Company and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Company uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for that grades would be adjusted, and the PD by grade is estimated by considering contract expiration of the exposure.

LGD refers to the expected loss if a borrower defaults. The Company calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Company derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying amount of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

When measuring expected credit losses on financial assets, the Company reflects a period of expected credit loss measurement based on a contractual maturity. The Company takes into consideration of the extension rights held by a borrower when deciding the contractual maturity.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (“LTV”)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria classifying groups is periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Company uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

i-5) Write-off of financial assets

The Company writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest. In general, the Company conducts write-off when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Company and is carried out with the approval of an external institution, if necessary. However, the Company may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) The Company’s maximum exposure to credit risk without taking into account of any collateral held or other credit enhancements as of December 31, 2019 and 2018 are as follows:

			2019	2018
Due from banks and loans at amortized cost(*1):	Banks	~~W~~	167	48,596
	Corporations		2,219,698	1,644,666
			2,219,865	1,693,262
Financial assets at fair value through profit or loss			443,377	1,927,150
Derivative assets			24,352	-
Other financial assets at amortized cost(*1)(*2)			580,196	473,488
		~~W~~	3,267,790	4,093,900

(*1) The maximum exposure amounts for due from banks, loans and other financial assets are measured as net of allowances.

(*2) Comprised of accounts receivable, accrued income, and guarantee deposits.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iii) Information of financial assets by credit risk

Financial assets by credit risk as of December 31, 2019 and 2018 are as follows:

		2019
		12 months ECL	Lifetime ECL	Gross amount	Allowance	Total, net
Due from banks and loans at amortized cost(*1):
Banks	~~W~~	167	-	167	-	167
Corporations		2,221,322	-	2,221,322	(1,624)	2,219,698
		2,221,489	-	2,221,489	(1,624)	2,219,865
Other financial assets at amortized cost		580,529	-	580,529	(333)	580,196
	~~W~~	2,802,018	-	2,802,018	(1,957)	2,800,061

		2018
		12 months ECL	Lifetime ECL	Gross amount	Allowance	Total, net
Due from banks and loans at amortized cost(*1):
Banks	~~W~~	48,631	-	48,631	(35)	48,596
Corporations		1,646,335	-	1,646,335	(1,669)	1,644,666
		1,694,966	-	1,694,966	(1,704)	1,693,262
Other financial assets at amortized cost		473,832	-	473,832	(344)	473,488
	~~W~~	2,168,798	-	2,168,798	(2,048)	2,166,750

(*) Credit quality of due from banks and loans is divided into Prime and Normal. Credit quality of due from banks and loans as of December 31, 2019 and 2018 was classified as Prime. The distinction between prime grade and normal grade is as follows:

Type of Borrower	Corporations and banks
Grade: 1. Prime	Internal credit rating of BBB+ or above
Grade: 2. Normal	Internal credit rating of below BBB+

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of won)

4. Financial risk management (continued)

(c) Market risk

i) Interest rate risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments.

Interest rate risk is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Company.

Interest rate gap analysis measures the difference in the amounts of interest-earning assets and interest-bearing liabilities at each maturity and re-pricing date by preparing interest rate gap tables. Through the interest rate gap analysis that measures interest rate sensitivity gaps, cumulative gaps and gap ratios, the Company assesses its exposure to future interest risk fluctuations. For interest rate gap analysis, the Company assumes and uses the following maturities for different assets and liabilities:

The results of interest rate gap analysis as of December 31, 2019 and 2018 are as follows:

		2019
		Less than 1 month	1 month ~ 3 months	3 months ~ 6 months	6 months ~ 1 year	1 year ~ 5 years	More than 5 years	Total
Interest-earning assets:
Loans at amortized cost	~~W~~	-	-	-	-	1,494,000	727,322	2,221,322
Interest-bearing liabilities:
Debt securities issued		-	170,000	180,000	890,000	6,020,000	1,898,900	9,158,900

Sensitivity gap	~~W~~	-	(170,000)	(180,000)	(890,000)	(4,526,000)	(1,171,578)	(6,937,578)
Cumulative gap		-	(170,000)	(350,000)	(1,240,000)	(5,766,000)	(6,937,578)

		2018
		Less than 1 month	1 month ~ 3 months	3 months ~ 6 months	6 months ~ 1 year	1 year ~ 5 years	More than 5 years	Total
Interest-earning assets:
Loans at amortized cost	~~W~~	50,000	-	100,000	5,000	1,098,705	392,630	1,646,335
Interest-bearing liabilities:
Borrowings		-	-	120,000	5,000	-	-	125,000
Debt securities issued		100,000	200,000	100,000	740,000	5,750,000	930,000	7,820,000
		100,000	200,000	220,000	745,000	5,750,000	930,000	7,945,000

Sensitivity gap	~~W~~	(50,000)	(200,000)	(120,000)	(740,000)	(4,651,295)	(537,370)	(6,298,665)
Cumulative gap		(50,000)	(250,000)	(370,000)	(1,110,000)	(5,761,295)	(6,298,665)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of won)

4. Financial risk management (continued)

(c) Market risk

ii) Foreign exchange risk

Foreign exchange risk refers to the risk of loss that may arise from fluctuations in the fair value or future cash flow of foreign exchange risk exposure due to exchange rate fluctuations. Foreign exchange risk exposure can be understood as the difference between foreign currency denominated assets and liabilities (net position), and derivative financial instruments with exchange rate as underlying asset. Meanwhile, there are no items in the company's foreign currency assets and liabilities that apply hedge accounting.

The Company's foreign currency financial assets are exposed to exchange rate risk. Exchange rate risk is calculated and managed based on the required capital by the standard method.

As of December 31, 2019, the amount of exposure to foreign currency risk and changes in net assets are as follows, assuming the required capital amount by the standard method and all other variables are constant and assuming a 5% depreciation or stronger Korean won against the US dollar.

	2019
Classification	Foreign currency		Won equivalent	5% increase	5% decrease
	Currency	Amount
Assets in foreign currency
Due from banks	USD	33,259	39	41	37
Loans at amortized cost	USD	490,000,000	567,322	595,688	538,956
Financial asset - FVTPL	USD	133,640,178	154,729	162,465	146,993
Other financial assets	USD	1,592,663	1,844	1,936	1,752
		625,266,100	723,934	760,131	687,737
Liabilities in foreign currency
Debt securities issued in foreign currency	USD	497,123,206	575,569	604,347	546,791
Accrued interest	USD	6,716,303	7,776	8,165	7,387
		503,839,509	583,345	612,512	554,178
Amount of financial statement exposure		121,426,591	140,589	147,618	133,560
Net capital effect				7,029	(7,029)
Required capital (standard method)			11,247

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of won)

4. Financial risk management (continued)

(d) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

The Company maintains the liquidity position of the balance of assets exceeding the balance of liabilities based on the remaining maturities at 30 days at each month-end financial position in accordance with the Financial Holding Company Act.

Contractual maturities for financial instruments as of December 31, 2019 and 2018 are as follows:

		2019
		Less than 1 month	1 month ~ 3 months	3 months ~ 6 months	6 months ~ 1 year	1 year ~ 5 years	More than 5 years	Total
Non-derivatives
Assets:
Cash and deposits at amortized cost	~~W~~	164	-	-	-	-	-	164
Loans at amortized cost		3,905	4,926	16,716	25,547	1,626,029	740,506	2,417,629
Financial asset - FVTPL		343,289	100,088	-	-	-	-	443,377
Other financial assets		984	18,872	479,445	-	61,632	13,195	574,128
		348,342	123,886	496,161	25,547	1,687,661	753,701	3,435,298
Liabilities:
Debt securities issued		24,996	202,679	227,468	990,169	6,473,288	2,088,396	10,006,996
Other financial liabilities		13,495	26,983	35,306	829	69,809	-	146,422
		38,491	229,662	262,774	990,998	6,543,097	2,088,396	10,153,418
	~~W~~	309,851	(105,776)	233,387	(965,451)	(4,855,436)	(1,334,695)	(6,718,120)
Derivatives
Cash outflow amount of net settlement(*)	~~W~~	-	-	-	-	132,000	-	132,000

(*) An option contract of purchasing the remaining shares of the Asia Trust Co., Ltd. which can be exercised from April 1, 2022 to December 31, 2022.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of won)

4. Financial risk management (continued)

(d) Liquidity risk (continued)

		2018
		Less than 1 month	1 month ~ 3 months	3 months ~ 6 months	6 months ~ 1 year	1 year ~ 5 years	More than 5 years	Total
Non-derivatives
Assets:
Cash and deposits at amortized cost	~~W~~	48,631	-	-	-	-	-	48,631
Loans at amortized cost		52,775	4,134	116,437	27,081	1,232,271	492,420	1,925,118
Financial asset - FVTPL		1,927,150	-	-	-	-	-	1,927,150
Other financial assets		653	37,099	370,012	-	47,420	13,810	468,994
		2,029,209	41,233	486,449	27,081	1,279,691	506,230	4,369,893
Liabilities:
Borrowings		-	-	120,000	5,000	-	-	125,000
Debt securities issued		123,078	224,167	144,725	825,893	6,148,270	1,008,198	8,474,331
Other financial liabilities		16,774	34,342	24,335	-	52,913	-	128,364
		139,852	258,509	289,060	830,893	6,201,183	1,008,198	8,727,695
	~~W~~	1,889,357	(217,276)	197,389	(803,812)	(4,921,492)	(501,968)	(4,357,802)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of won)

4. Financial risk management (continued)

(e) Measurement for the fair value of financial instruments

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end.  The published market prices of financial instruments being held by the Company are based on the trading agencies’ notifications.  If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Company uses various valuation techniques and is setting rational assumptions based on the present market situations.  Such valuation techniques may include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Company classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.
•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.
•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

i) Financial instruments measured at fair value

i-1) The fair value hierarchy of financial assets which are presented at their fair value in the statements of financial position as of December 31, 2019 and 2018 are as follows:

		2019
		Level 1	Level 2	Level 3	Total
Assets
Financial assets measured at fair value through profit or loss	~~W~~	-	443,377	-	443,377
Derivative assets		-	-	24,352	24,352
		-	443,377	24,352	467,729
Liabilities
Derivative liabilities		-	-	17,687	17,687

		2018
		Level 1	Level 2	Level 3	Total
Financial assets measured at fair value through profit or loss	~~W~~	-	1,927,150	-	1,927,150

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of won)

4. Financial risk management (continued)

(e) Measurement for the fair value of financial instruments (continued)

i-2) Changes in level 3 of the fair value hierarchy

- Changes in level 3 of the fair value hierarchy for the years ended December 31, 2019 are as follows:

		December 31, 2019
		Net derivative instruments
Beginning balance		-
Recognized in profit or loss	~~W~~	1,520
Purchases/issues		5,145
Ending balance	~~W~~	6,665

i-3) Valuation techniques and input variables unobservable in markets

i-3-1) The valuation techniques and the fair value measurement input variables of financial instruments classified as level 2 as of December 31, 2019 and 2018 are as follows:

	Classification	Valuation techniques	Type	Inputs
2019	Financial assets measured at FVTPL	Net asset valuation approach	Beneficiary certificates	Prices of underlying assets, exchange rate
2018	Financial assets measured at FVTPL	Net asset valuation approach	Beneficiary certificates	Prices of underlying assets, exchange rate

i-3-2) Information about valuation techniques and significant unobservable inputs in measuring financial instruments categorized as level 3 as of December 31, 2019 were as follows:

	December 31, 2019
	Valuation technique	Type of financial instrument		Book value	Significant unobservable input	Range of estimates for unobservable input

Financial assets
Derivative assets	Option model	Equity securities	~~W~~	24,352	Volatility of underlying assets	23.29%

Financial liabilities
Derivative liabilities	Option model	Equity securities	~~W~~	17,687	Volatility of underlying assets	23.29%

i-4) Sensitivity to changes in unobservable inputs

- For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effect on profit (loss), and other comprehensive income (loss) as of December 31, 2019 were as follows:

			December 31, 2019
Type of financial instrument			Profit (loss) for the year
			Favorable change	Unfavorable change
Financial assets measured at FVTPL	Derivative assets	~~W~~	2,030	(2,036)
	Derivative liabilities		2,016	(2,011)

(*) Based on 10% of increase or decrease in volatility of underlying assets or correlations.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of won)

4. Financial risk management (continued)

(e) Measurement for the fair value of financial instruments (continued)

ii) The financial instruments measured at amortized cost

ii-1) The methods of measuring the fair value of financial instruments measured at amortized cost are as follows:

Type	Measurement methods of fair value
Cash and due from banks

The carrying amount and the fair value for cash are identical and the most of deposits are floating interest rate deposit or the next day deposit of a short-term instrument.  For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk, etc.
Borrowings and debt securities issued

The fair value of borrowings and debt securities issued is based on the published price quotations in an active market.  In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

ii-2) The carrying value and fair value of the financial instruments measured at amortized cost as of December 31, 2019 and 2018 are as follows:

		2019		2018
		Carrying value	Fair value	Carrying value	Fair value
Assets:
Due from banks at amortized cost	~~W~~	167	167	48,596	48,596
Loans at amortized cost(Corporations)		2,219,698	2,243,720	1,644,666	1,644,739
Other financial assets		580,196	580,196	473,488	473,488
	~~W~~	2,800,061	2,824,083	2,166,750	2,166,823
Liabilities:
Borrowings	~~W~~	-	-	125,000	123,874
Debt securities issued in won		8,572,071	8,650,941	7,812,358	7,897,152
Debt securities issued in foreign currency		575,569	588,371	-	-
	~~W~~	9,147,640	9,239,312	7,937,358	8,021,026

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of won)

4. Financial risk management (continued)

(e) Measurement for the fair value of financial instruments (continued)

ii) The financial instruments measured at amortized cost (continued)

ii-3)The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but disclosed with their fair values as of December 31, 2019 and 2018 are as follows:

		2019
		Level 1	Level 2	Level 3	Total
Assets:
Due from banks at amortized cost	~~W~~	-	-	167	167
Loans at amortized cost(Corporations)		-	-	2,243,720	2,243,720
Other financial assets		-	-	580,196	580,196
	~~W~~	-	-	2,824,083	2,824,083
Liabilities:
Debt securities issued in won	~~W~~	-	8,650,941	-	8,650,941
Debt securities issued in foreign currency		-	588,371	-	588,371
	~~W~~	-	9,239,312	-	9,239,312

		2018
		Level 1	Level 2	Level 3	Total
Assets:
Due from banks at amortized cost	~~W~~	-	-	48,596	48,596
Loans at amortized cost		-	-	1,644,739	1,644,739
Other financial assets		-	-	473,488	473,488
	~~W~~	-	-	2,166,823	2,166,823
Liabilities:
Borrowings	~~W~~	-	123,874	-	123,874
Debt securities issued in won		-	7,897,152	-	7,897,152
	~~W~~	-	8,021,026	-	8,021,026

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of won)

4. Financial risk management (continued)

(e) Measurement for the fair value of financial instruments (continued)

ii) The financial instruments measured at amortized cost (continued)

ii-4) Information on valuation technique and inputs used as of December 31, 2019 and 2018 in measuring financial instruments not measured at fair value classified as level 2 or 3 is as follows:

	2019
	Valuation technique		Carrying value	Inputs
Assets:
Deposits at amortized cost	DCF	~~W~~	167	Discount rate, Exchange rate
Loans at amortized cost(Corporations)	“		2,243,720	Discount rate
Other financial assets	“		580,196	“
		~~W~~	2,824,083
Liabilities:
Debt securities issued in won	DCF	~~W~~	8,650,941	Discount rate
Debt securities issued in foreign currency	“		588,371	Discount rate, Exchange rate
		~~W~~	9,239,312

	2018
	Valuation technique		Carrying value	Inputs
Assets:
Deposits at amortized cost	DCF	~~W~~	48,596	Discount rate
Loans at amortized cost(Corporations)	“		1,644,739	“
Other financial assets	“		473,488	“
		~~W~~	2,166,823
Liabilities:
Borrowings	DCF	~~W~~	123,874	Discount rate
Debt securities issued in won	“		7,897,152	“
		~~W~~	8,021,026

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of won)

4. Financial risk management (continued)

(f) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of each category of financial assets and financial liabilities as of December 31, 2019 and 2018 are as follows:

		2019
		Financial assets measured at fair value through profit or loss	Financial assets measured at amortized cost	Financial liabilities measured at fair value through profit or loss	Financial liabilities measured at amortized cost
Assets:
Cash and due from banks at amortized cost	~~W~~	-	167	-	-
Financial assets at fair value through profit or loss		443,377	-	-	-
Derivative assets		24,352	-	-	-
Loans at amortized cost		-	2,219,698	-	-
Other financial assets at amortized cost		-	580,196	-	-
	~~W~~	467,729	2,800,061	-	-
Liabilities:
Derivative liabilities	~~W~~	-	-	17,687	-
Debt securities issued in won		-	-	-	8,572,071
Debt securities issued in foreign currency		-	-	-	575,569
Other financial liabilities		-	-	-	181,302
	~~W~~	-	-	17,687	9,328,942

		2018
		Financial assets measured at fair value through profit or loss	Financial assets measured at amortized cost	Financial liabilities measured at amortized cost
Assets:
Cash and due from banks at amortized cost	~~W~~	-	48,596	-
Financial assets at fair value through profit or loss		1,927,150	-	-
Loans at amortized cost		-	1,644,666	-
Other financial assets at amortized cost		-	473,488	-
	~~W~~	1,927,150	2,166,750	-
Liabilities:
Borrowings	~~W~~	-	-	125,000
Debt securities issued		-	-	7,812,358
Other		-	-	153,931
	~~W~~	-	-	8,091,289

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of won)

4. Financial risk management (continued)

(f) Classification by categories of financial instruments (continued)

Comprehensive income by categories of financial instruments for the years ended December 31, 2019 and 2018 are as follows:

		2019
		Net profit or loss					Other comprehensive income
		Interest income /expense(*)	Reversal of impairment losses	Other	Foreign currency	Total
Financial asset at FVTPL	~~W~~	-	-	19,917	(17,436)	2,481	-
Financial assets measured at amortized cost		40,569	91	-	11,023	51,683	-
Financial liabilities measured at amortized cost	~~W~~	(206,815)	-	-	18,581	(188,234)	-

(*) Calculated by using the effective interest method.

		2018
		Net profit or loss					Other comprehensive income
		Interest income /expense(*)	Provision for credit losses	Other	Foreign currency	Total
Financial asset at FVTPL	~~W~~	-	-	23,439	(6,483)	16,956	-
Financial assets measured at amortized cost		32,096	(1,454)	-	2,375	33,017	-
Financial liabilities measured at amortized cost	~~W~~	(187,882)	-	-	-	(187,882)	-

(*) Calculated by using the effective interest method.

(g) Capital risk management

Pursuant to Financial Holding Company Supervisory Regulation, the Company complies with the debt ratio calculated as ‘total liability divided by total equity subtracting regulatory reserve for credit loss', and calculates the dual leverage ratio as 'total invested amount on subsidiaries divided by total equity subtracting regulatory reserve for credit loss', for capital risk management purposes.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of won)

5. Significant estimates and judgments

The preparation of separate financial statements requires the application of certain critical estimates and judgments relative to the future.  Management’s estimated outcomes may differ from actual outcomes.  The change in an accounting estimate is recognized prospectively in profit or loss in the period of the change, if the change affects that period only, or the period of the change and future periods, if the change affects both.

(a) Income taxes

The Company has recognized current and deferred taxes that reflect tax consequences based on the best estimates in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.  However, actual income taxes in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the period when the final tax effect is determined.

(b) Fair value of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques. The Company determines valuation techniques and assumptions based on significant market conditions at the end of each reporting period. Diverse valuation techniques are used to determine the fair value of financial instruments, from generic valuation techniques to internally developed valuation models that incorporate various types of assumptions and variables.

(c) Allowance for credit loss

The Company determines and recognizes allowances for losses on loans and other receivables measured at amortized cost. The accuracy of allowances and provisions for credit losses are determined by the assumptions used for collectively assessed allowances and provisions for groups of loans.

(d) Defined benefit obligation

The present value of a defined benefit obligation that is measured by actuarial valuation methods uses various assumptions which can change according to various elements. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income. Other significant assumptions related to defined benefit obligations are based on current market situations.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of won)

6. Due from banks

(a) Due from banks as of December 31, 2019 and 2018 are as follows:

		2019	2018
Due from banks in won
Deposits measured at amortized cost	~~W~~	167	48,631
Less : allowance		-	(35)
	~~W~~	167	48,596

(b) Restricted guaranteed deposits on bank accounts as of December 31, 2019 and 2018 are as follows:

		2019	2018
Overdraft deposit	~~W~~	3	3

7. Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss as of December 31, 2019 and 2018 are as follows:

		2019	2018
Beneficiary certificates
Korean Won	~~W~~	288,648	1,759,075
Foreign currency		154,729	168,075
	~~W~~	443,377	1,927,150

8. Derivatives

The notional amounts and fair values of derivatives as of December 31, 2019 are as follows:

		2019
		Notional amounts	Assets	Liabilities

Equity related:
Over the counter:
Equity options	~~W~~	132,000	24,352	17,687

(*) The net gain on valuation of derivative instruments for the year ended December 31, 2019 is ~~W~~1,520 million.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of won)

9. Loans at amortized cost

(a) Loans at amortized cost as of December 31, 2019 and December 31, 2018 are as follows:

		2019	2018
Corporate loans	~~W~~	2,221,322	1,646,335
Less: allowance		(1,624)	(1,669)
	~~W~~	2,219,698	1,644,666

(b) Changes in loans at amortized cost and other assets for the years ended December 31 2019 and 2018 are as follows:

		December 31, 2019
		Loans at amortized cost			Other assets(*1)
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total

Beginning balance	~~W~~	1,646,335	-	-	522,463	-	-	2,168,798
Transfer to 12 month expected credit loss		-	-	-	-	-	-	-
Transfer to life time expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Origination		1,148,605	-	-	-	-	-	1,148,605
Collection		(179,000)	-	-	-	-	-	(179,000)
Disposal(*2)		(391,335)	-	-	-	-	-	(391,335)
Other(*3)		(3,283)	-	-	58,233	-	-	54,950
Ending balance	~~W~~	2,221,322	-	-	580,696	-	-	2,802,018

(*1) The amortized cost includes the gross carrying value for due from banks at amortized cost and other assets.

(*2) For capital management, the Company disposed of financial instruments which were originally acquired for the purpose of collecting principal and interest during the period, and recognized gain on sale of ~~W~~ 2,333 million.

(*3) Other changes are due to dividends receivables, consolidation tax receivables, accrued income, etc.

		December 31, 2018
		Loans at amortized cost			Other assets(*1)
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total

Beginning balance	~~W~~	1,235,000	-	-	405,523	-	-	1,640,523
Transfer to 12 month expected credit loss		-	-	-	-	-	-	-
Transfer to life time expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Origination		547,630	-	-	-	-	-	547,630
Collection		(135,000)	-	-	-	-	-	(135,000)
Other(*2)		(1,295)	-	-	116,940	-	-	115,645
Ending balance	~~W~~	1,646,335	-	-	522,463	-	-	2,168,798

(*1) The amortized cost includes the gross carrying value for due from banks at amortized cost and other assets.

(*2) Other changes are due to dividends receivables, consolidation tax receivables, accrued income, etc.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of won)

9. Loans at amortized cost (continued)

(c) Changes in allowances for loans at amortized cost and other assets for the years ended December 31 2019 and 2018 are as follows:

		December 31, 2019
		Loans at amortized cost			Other assets(*1)
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total

Beginning allowance	~~W~~	1,669	-	-	379	-	-	2,048
Transfer to 12 month expected credit loss		-	-	-	-	-	-	-
Transfer to life time expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Reversed (*2)		(45)	-	-	(46)	-	-	(91)
Ending allowance	~~W~~	1,624	-	-	333	-	-	1,957

(*1) Includes allowance for due from banks and other assets at amortized cost.

(*2) Includes the reversal of credit loss allowance on the loans disposed.

		December 31, 2018
		Loans at amortized cost			Other assets(*1)
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total

Beginning allowance	~~W~~	495	-	-	99	-	-	594
Transfer to 12 month expected credit loss		-	-	-	-	-	-	-
Transfer to life time expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Provided		1,174	-	-	280	-	-	1,454
Ending allowance	~~W~~	1,669	-	-	379	-	-	2,048

(*) Includes the allowances for due from banks and other assets at amortized cost.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of won)

10. Property and equipment

(a) Property and equipment as of December 31, 2019 and 2018 are as follows:

		2019			2018
		Acquisition cost	Accumulated depreciation	Carrying value	Acquisition cost	Accumulated depreciation	Carrying value
Furniture and fixtures	~~W~~	5,248	(3,586)	1,662	4,265	(3,210)	1,055
Other tangible assets		6,558	(5,137)	1,421	6,144	(4,715)	1,429
Right-of-use assets		4,255	(1,850)	2,405	-	-	-
	~~W~~	16,061	(10,573)	5,488	10,409	(7,925)	2,484

(b) Changes in property and equipment for the years ended December 31, 2019 and 2018 are as follows:

		2019
		Furniture and fixtures	Other	Right-of-use assets(*) (Note 12)	Total
Beginning balance	~~W~~	1,055	1,429	2,302	4,786
Acquisition		997	414	2,288	3,699
Disposal		-	-	(305)	(305)
Depreciation		(390)	(422)	(1,880)	(2,692)
Ending balance	~~W~~	1,662	1,421	2,405	5,488

(*) At the beginning of 2019, the Company recognized the right-of-use assets due to the adoption of K-IFRS 1116.

		2018
		Furniture and fixtures	Other	Total
Beginning balance	~~W~~	833	836	1,669
Acquisition		538	871	1,409
Depreciation		(316)	(278)	(594)
Ending balance	~~W~~	1,055	1,429	2,484

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of won)

11. Intangible assets

(a) Intangible assets as of December 31, 2019 and 2018 are as follows:

		2019	2018
Membership	~~W~~	5,443	5,341
Software		175	158
	~~W~~	5,618	5,499

(b) Changes in intangible assets for the years ended December 31, 2019 and 2018 are as follows:

		2019
		Beginning balance	Acquisition	Disposal	Amortization (*1)	Reversal of impairment losses(*2)	Ending Balance
Membership	~~W~~	5,341	1,328	(1,226)	-	-	5,443
Software		158	83	-	(66)	-	175
	~~W~~	5,499	1,411	(1,226)	(66)	-	5,618

(*1) Amortization of intangible assets is classified as general administrative expenses.

(*2) Memberships are intangible assets that cannot be limited to specific periods for both golf and condominium memberships.

		2018
		Beginning balance	Acquisition	Disposal	Amortization (*1)	Reversal of impairment losses(*2)	Ending Balance
Membership	~~W~~	5,314	-	-	-	27	5,341
Software		197	50	-	(89)	-	158
	~~W~~	5,511	50	-	(89)	27	5,499

(*1) Amortization of intangible assets is classified as general administrative expenses.

(*2) Memberships are intangible assets that cannot be limited to specific periods for both golf and condominium memberships. As of the end of the previous year, the amounts recognized for impairment were reversed.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of won)

12. Leases

(a) The details of the change in the right-of-use assets for the year ended December 31, 2019 are as follows:

		December 31, 2019
		Real estate	Vehicle	Others	Total
Beginning balance	~~W~~	2,005	297	-	2,302
Acquisitions		1,404	884	-	2,288
Disposals		(28)	(277)	-	(305)
Depreciation		(1,625)	(255)	-	(1,880)
Ending balance	~~W~~	1,756	649	-	2,405

(b) The details of the maturity of the lease liabilities as the end of December 31, 2019 are as follows:

		December 31, 2019
		1 month or less	1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Real estate	~~W~~	118	243	356	710	172	-	1,599
Vehicle		22	45	59	119	452	-	697
	~~W~~	140	288	415	829	624	-	2,296

(c) The payments for leases exempted from application of KIFRS No.1116 for the year ended December 31, 2019 are as follows:

		December 31, 2019
Low value lease payments	~~W~~	56
Short-term lease payments		864
Total	~~W~~	920

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of won)

13. Investments in subsidiaries

Investments in subsidiaries as of December 31, 2019 and 2018 are as follows:

Investees	Location	Reporting date
Shinhan Bank.	Korea	December 31
Shinhan Card Co., Ltd.	〃	〃
Shinhan Investment Corp.	〃	〃
Orange Life Insurance Co., Ltd.	〃	〃
Shinhan Life Insurance Co., Ltd.	〃	〃
Shinhan Capital Co., Ltd.	〃	〃
Jeju Bank	〃	〃
Shinhan BNP Paribas Asset Management Co., Ltd.	〃	〃
Shinhan Alternative Investment Management Inc.	〃	〃
Shinhan Credit Information Co., Ltd.	〃	〃
SHC Management Co., Ltd.	〃	〃
Shinhan DS	〃	〃
Shinhan Savings Bank	〃	〃
Shinhan AITAS Co., Ltd.	〃	〃
Shinhan REITs Management Co., Ltd.	〃	〃
Asia Trust Co., Ltd.	〃	〃
Shinhan AI Co., Ltd.	〃	〃

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of won)

13. Investments in subsidiaries (continued)

Investments in subsidiaries as of December 31, 2019 and 2018 are as follows (continued):

	2019			2018
Investees	Ownership percentage (%)		Carrying value	Ownership percentage (%)		Carrying value
Shinhan Bank	100.0	~~W~~	13,617,579	100.0	~~W~~	13,617,579
Shinhan Card Co., Ltd.	100.0		7,919,672	100.0		7,919,672
Shinhan Investment Corp.(*1)	100.0		3,001,420	100.0		2,341,420
Orange Life Insurance Co., Ltd.(*2)	59.2		2,307,315	-		-
Shinhan Life Insurance Co., Ltd.	100.0		982,775	100.0		982,775
Shinhan Capital Co., Ltd.	100.0		408,922	100.0		408,922
Jeju Bank(*3)	75.3		179,643	71.9		174,493
Shinhan BNP Paribas Asset Management Co., Ltd.	65.0		91,565	65.0		91,565
Shinhan Alternative Investment Management Inc.	100.0		14,783	100.0		14,783
Shinhan Credit Information Co., Ltd.	100.0		15,385	100.0		15,385
SHC Management Co., Ltd.	100.0		8,655	100.0		8,655
Shinhan DS	100.0		13,026	100.0		13,026
Shinhan Savings Bank	100.0		107,065	100.0		107,065
Shinhan AITAS Co., Ltd.	99.8		50,092	99.8		50,092
Shinhan REITs Management Co., Ltd	100.0		30,000	100.0		30,000
Asia Trust Co., Ltd.(*4)	60.0		190,378	-		-
Shinhan AI Co., Ltd.(*5)	100.0		42,000	-		-
		~~W~~	28,980,275		~~W~~	25,775,432

(*1) The Company purchased the additional convertible preferred shares of W660 billion that Shinhan Investment Corp. has issued for the year ended December 31, 2019.

(*2) The Company acquired a 59.15% stake in Orange Life Insurance Co., Ltd. by cash during the year ended December 31, 2019.

(*3) The Company purchased 1,100,000 shares of Jeju Bank from the Company’s largest shareholder, the National Pension Service completed for the year ended December 31, 2019.

(*4) The Company acquired 60% stake in Asia Trust Co., Ltd. completed for the year ended December 31, 2019.

(*5) The Company established Shinhan AI Co., Ltd. for the year ended December 31, 2019.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of won)

14. Other assets

Other assets as of December 31, 2019 and 2018 are as follows:

		2019	2018
Guarantee deposits	~~W~~	13,195	13,810
Discount		(204)	(279)
Accounts receivable		560,932	455,184
Accrued income		6,607	5,117
Advance payments		398	232,792
Prepaid expenses		281	1,480
Sundry assets		11	12
		581,220	708,116
Less : allowance		(333)	(344)
	~~W~~	580,887	707,772

15. Borrowings

Details of borrowings as of December 31, 2019 and 2018 are as follows:

	2019		2018
	Interest rate (%)	Amount	Interest rate (%)		Amount
Borrowings in won (commercial papers)	-	-	2.23 ~ 2.33	~~W~~	125,000

16. Debt securities issued

Debt securities issued as of December 31, 2019 and 2018 are as follows:

	2019			2018
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in won:
Debt securities issued	1.41 ~ 3.56	~~W~~	8,230,000	1.44 ~ 3.56	~~W~~	7,470,000
Subordinated debt securities issued	3.44		350,000	3.44		350,000
Discount			(7,929)			(7,642)
			8,572,071			7,812,358

Debt securities issued in foreign currency :
Subordinated debt securities issued	3.34		578,900	-		-
Discount			(3,331)			-
			575,569			-
		~~W~~	9,147,640		~~W~~	7,812,358

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of won)

17. Employee benefits

(a) Defined benefit obligations and plan assets

Defined benefit obligations and plan assets as of December 31, 2019 and 2018 are as follows:

		2019	2018
Present value of defined benefit obligations	~~W~~	22,137	19,796
Fair value of plan assets		(17,286)	(16,394)
Recognized liabilities for defined benefit obligations	~~W~~	4,851	3,402

(b) Changes in the present value of defined benefit obligation and plan assets for the years ended December 31, 2019 and 2018 were as follows:

		2019
		Defined benefit obligation	Plan assets	Net defined benefit liability
Beginning balance	~~W~~	19,796	(16,394)	3,402
Recognized in profit or loss
Current service costs		1,930	-	1,930
Interest expense (income)		594	(488)	106
		2,524	(488)	2,036
Recognized in other comprehensive income :
Remeasurements loss :
- Actuarial losses arising from :
Demographics assumptions		418	-	418
Financial assumptions		582	-	582
Experience adjustment		1,469	-	1,469
- Return on plan assets
excluding interest income		-	250	250
		2,469	250	2,719
Other :
Benefits paid by the plan		(1,377)	1,489	112
Contributions paid into the plan		-	(2,143)	(2,143)
Succession		(1,275)	-	(1,275)
		(2,652)	(654)	(3,306)
Ending balance	~~W~~	22,137	(17,286)	4,851

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of won)

17. Employee benefits (continued)

(b) Changes in the present value of defined benefit obligation and plan assets for the years ended December 31, 2019 and 2018 were as follows (continued) :

		2018
		Defined benefit obligation	Plan assets	Net defined benefit liability
Beginning balance	~~W~~	17,090	(14,342)	2,748
Recognized in profit or loss
Current service costs		1,769	-	1,769
Interest expense (income)		621	(581)	40
		2,390	(581)	1,809
Recognized in other comprehensive income :
Remeasurements loss (gain) :
- Actuarial losses (gains) arising from :
Financial assumptions		991	-	991
Experience adjustment		(249)	-	(249)
- Return on plan assets
excluding interest income		-	416	416
		742	416	1,158
Other :
Benefits paid by the plan		(1,251)	1,153	(98)
Contributions paid into the plan		-	(3,040)	(3,040)
Succession		825	-	825
		(426)	(1,887)	(2,313)
Ending balance	~~W~~	19,796	(16,394)	3,402

(*) Profit or loss arising from defined benefit plans is included in general and administrative expenses.

(c) The Company’s plan assets as of December 31, 2019 and 2018 are completely deposits.

(d) Actuarial assumptions as of December 31, 2019 and 2018 are as follows:

	2019	2018	Description
Discount rate	2.81%	3.10%	AA0 corporate bond yields
Future salary increasing rate	2.33% + Upgrade rate	2.33% + Upgrade rate	Average for 5 years

(e) Sensitivity analysis

As of December 31, 2019 and 2018, reasonably possible changes in one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

		2019		2018
		The present value of defined benefit obligation		The present value of defined benefit obligation
		Increase	Decrease	Increase	Decrease
Discount rate (1%p movement)	~~W~~	(1,900)	2,162	(1,560)	1,763
Future salary increasing rate (1%p movement)		2,153	(1,928)	1,761	(1,587)

(f) As of December 31, 2019 and 2018, the weighted-average duration of the defined benefit obligation are 9.4 years and 8.6 years, respectively.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of won, except per share data)

18. Other liabilities

Other liabilities as of December 31, 2019 and 2018 are as follows:

		2019	2018
Accounts payable	~~W~~	42,681	33,521
Accrued expenses		132,625	100,934
Income taxes payable		444,360	369,033
Dividends payable		3,739	19,476
Leases(*)		2,256	-
Unearned income		-	104
Taxes withheld		57	336
	~~W~~	625,718	523,404

(*) For the year ended December 31, 2019 the Company recorded lease liabilities as other liabilities and interest expense on lease liabilities is ~~W~~50 million.

19. Equity

(a) Equity as of December 31, 2019 and 2018 are as follows:

		2019	2018
Capital stock
Common stock	~~W~~	2,370,998	2,370,998
Preferred stock(*1)		361,465	274,055
		2,732,463	2,645,053

Hybrid bonds		1,731,235	1,531,759

Capital surplus
Share premium(*1)		10,155,150	9,494,769
Other		73	73
		10,155,223	9,494,842

Capital adjustments(*2)		(600,000)	(155,923)

Accumulated other comprehensive loss		(7,420)	(5,449)
Retained earnings
Legal reserve(*3)		2,191,678	2,068,190
Regulatory reserve for loan losses		8,728	7,572
Other legal reserves		2,000	2,000
Unappropriated retained earnings		6,251,519	6,062,024
		8,453,925	8,139,786
	~~W~~	22,465,426	21,650,068

(*1) For the year ended December 31, 2019, ~~W~~750,000 million won scale of convertible preferred share was issued. Investors may claim the conversion after one year from the date of issue to the day before the fourth year from the date of issue and convertible shares not converted until fourth year from the date of issue will be automatically converted to common stock on the day from fourth year.

(*2) The Company acquired treasury stock through treasury stocks trust for the years ended December 31, 2019 and 2018 and has recognized the consideration paid in directly equity.

(*3) Legal reserve was restricted for the dividend to stockholders by law or legislation. According to the article 53 of the Financial Holding Companies Act, the controlling company is required to appropriate a legal reserve in an amount equal to at least 10% of cash dividends for each accounting period until the reserve equals 100% of stated capital. The legal reserve may be used to reduce a deficit or may be transferred to common stocks in connection with a free issue of shares.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of won, except per share data)

19. Equity (continued)

(b) Hybrid bonds

Hybrid bonds classified as other equity instruments as of December 31, 2019 and 2018 are as follows:

	Issue date	Maturity date	Interest rate (%)		2019	2018
Hybrid bonds in KRW	June 25, 2015	June 25, 2045	4.38	~~W~~	199,455	199,455
	September 15, 2017	-	3.77		134,683	134,683
	September 15, 2017	-	4.25		89,783	89,783
	April 13, 2018	-	4.08		134,678	134,678
	April 13, 2018	-	4.56		14,955	14,955
	August 29, 2018	-	4.15		398,679	398,679
	June 28, 2019	-	3.27		199,476	-
					1,171,709	972,233

Hybrid bonds in USD	August 13, 2018	-	5.88		559,526	559,526
				~~W~~	1,731,235	1,531,759

The hybrid bonds above can be early terminated at par value after 5 years or 10 years from the issuance date, and the Company has an unconditional right to extend the maturity under the same condition. In addition, if no dividend is to be paid for common shares, the agreed interest is also not paid.

(c) Capital adjustments

Changes in accumulated capital adjustments for the December 31, 2019 and 2018 are as follows:

		2019	2018
Beginning balance	~~W~~	(155,923)	(1,139)
Appropriation of retained earnings(Loss on redemption of hybrid bonds)		-	1,139
Acquisition of treasury stock		(444,077)	(155,923)
Ending balance	~~W~~	(600,000)	(155,923)

(d) Changes in accumulated other comprehensive loss for the December 31, 2019 and 2018 are as follows:

		2019	2018
Beginning balance	~~W~~	(5,449)	(4,610)
Remeasurement of the defined benefit liabilities		(2,719)	(1,158)
Tax effect		748	319
Ending balance	~~W~~	(7,420)	(5,449)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of won, except per share data)

19. Equity (continued)

(e) Regulatory reserve for loan losses

In accordance with Supervisory Regulations on Financial Holding Companies (the “Regulations”), the Company reserves the difference between allowance for credit losses under K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.

i) Changes in regulatory reserve for loan losses for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018
Beginning balance	~~W~~	8,728	7,572
Adoption of K-IFRS No.1109		-	(32)
Planned regulatory reserve for loan losses		3,260	1,188
Ending balance	~~W~~	11,988	8,728

ii) Profit for the period and earnings per share after adjusted for regulatory reserve for loan losses for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018
Profit for the period	~~W~~	1,129,173	1,234,883
Provision for regulatory reserve for loan losses		(3,260)	(1,188)
Profit for the period adjusted for regulatory reserve	~~W~~	1,125,913	1,233,695
Basic and diluted earnings per share in won factoring in regulatory reserve(*)	~~W~~	2,229	2,519

(*) Dividends for hybrid bonds were deducted.

(f) Treasury stock

The acquisition of treasury stock for the years ended December 31, 2019 and 2018 are as follows:

		2019
		Beginning balance	Acquisition	disposal	Ending balance
The number of shares		3,648,659	10,233,403	-	13,882,062
Carrying value	~~W~~	155,923	444,077	-	600,000

		2018
		Beginning balance	Acquisition	disposal	Ending balance
The number of shares		-	3,648,659	-	3,648,659
Carrying value	~~W~~	-	155,923	-	155,923

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of won, except per share data)

19. Equity (continued)

(g) Appropriation of retained earnings

Separate statements of appropriation of retained earnings for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018
Date of appropriation:		March 26, 2020	March 27, 2019
Unappropriated retained earnings:
Balance at beginning of year	~~W~~	5,184,339	4,867,521
Net effect on change due to accounting policy		-	(23)
Dividend on hybrid bonds		(61,993)	(40,357)
Net Income		1,129,173	1,234,883
		6,251,519	6,062,024

Appropriation of retained earnings:
Legal reserve		112,917	123,488
Dividends
Dividends on common stocks paid		851,587	753,041
Dividends on preferred stocks paid		32,342	-
Voluntary reserve (loss compensation reserve)		3,260	1,156
		1,000,106	877,685
Unappropriated retained earnings to be carried over to subsequent year	~~W~~	5,251,413	5,184,339

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of won, except per share data)

20. Dividends

(a) Details of dividends recognized as distributions to common stockholders for the years ended December 31, 2019 and 2018 are as follows:

		2019(*1)	2018
Common Stock
Total number of shares issued and outstanding	~~W~~	474,199,587	474,199,587
Par value per share in won		5,000	5,000
Dividend per share in won		1,850	1,600
Dividends (*2)	~~W~~	851,587	753,041
Dividend rate per share	%	37.0	32.0
Preferred Stock
Total number of shares issued and outstanding	~~W~~	17,482,000	-
Par value per share in won		5,000	-
Dividend per share in won		1,850	-
Dividends	~~W~~	32,342	-
Dividend rate per share	%	37.0	-

(*1) The dividend is the amount of dividend that will be paid on March 26, 2020 and is not recognized as a distribution to the owners during the period.

(*2) Dividends on common stock excluding treasury stock.

(b) Dividends for hybrid bonds for the years ended December 31, 2019 and 2018 are calculated as follows:

		2019	2018
Amount of hybrid bond	~~W~~	1,738,150	1,538,150
Interest rate		3.27% ~ 5.88%	3.77% ~ 5.88%
Dividend	~~W~~	61,993	40,357

21. Net interest expense

Net interest expense for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018
Interest income:
Cash and measurement of deposits at amortized cost	~~W~~	1,559	777
Loans at amortized cost		38,742	31,051
Others		268	268
		40,569	32,096
Interest expense:
Borrowings in won		(1,800)	(154)
Debt securities issued in won		(204,965)	(187,728)
Other		(50)	-
		(206,815)	(187,882)
Net interest expense	~~W~~	(166,246)	(155,786)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of won, except per share data)

22. Net fees and commission income

Net fees and commission income for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018
Fees and commission income:
Royalty	~~W~~	49,754	49,752
Other		10	11
		49,764	49,763
Fees and commission expense:
Other		(922)	(354)
Net fees and commission income	~~W~~	48,842	49,409

23. Dividend income

Dividend income for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018
Dividends from subsidiaries	~~W~~	1,320,944	1,407,674

24. Reversal of (provision for) credit loss allowance

Reversal of (provision for) credit loss allowance for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018
Reversal of (provision for) credit losses allowance	~~W~~	91	(1,454)

25. Gain and loss on financial instruments at fair value through profit or loss

Gain and loss on financial instruments at FVTPL for the year ended December 31, 2019 and 2018 are as follows:

		2019	2018
	~~W~~
Financial instruments at FVTPL
Gain on valuation of beneficiary certificates		500	7,453
Gain on sale of beneficiary certificates		17,897	15,986
Derivatives
Gain on valuation of derivative instruments		1,520	-
Total	~~W~~	19,917	23,439

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of won, except per share data)

26. General and administrative expenses

General and administrative expenses for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018
Salaries:
Salary expenses and bonuses	~~W~~	37,081	30,471
Severance benefits		2,036	1,809
		39,117	32,280

Rent		794	2,574
Lease		1,006	-
Entertainment		2,075	1,688
Depreciation		2,692	594
Amortization		66	89
Taxes and dues		625	613
Advertising		37,026	28,398
Others		22,441	16,506
	~~W~~	105,842	82,742

27. Share-based payments

(a) Stock options granted as of December 31, 2019 are as follows:

	5th grant(*1)	6th grant(*1)	7th grant(*1)(*2)

Type	Cash payment	Cash payment	Cash payment

Grant date	March 21, 2006	March 20, 2007	March 19, 2008

Exercise price in won	~~W~~38,829	~~W~~54,560	~~W~~49,053

Number of shares granted	3,296,200	1,301,050	808,700

Contractual exercise period	August 21, 2019	August 19, 2020	May 17, 2021 / September 17, 2021

Changes in number of shares granted:
Balance at January 1, 2019	2,500	58,764	45,628
Exercised and cancelled	2,500	-	9,466
Balance at December 31, 2019	-	58,764	36,162

Fair value per share in won	-	~~W~~ 88	~~W~~1,122 (Expiration of contractual exercise period : May 17, 2021) ~~W~~1,301 (Expiration of contractual exercise period : Sep 17, 2021)

(*1) The equity instruments granted are fully vested as of December 31, 2019. The weighted average exercise price in won for 94,926 stock options outstanding at December 31, 2019 is ~~W~~52,462.

(*2) 9,466 stock options (from the 7th grant) were cancelled for the year ended December 31, 2019.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of won, except per share data)

27. Share-based payments (continued)

(b) Performance shares granted as of December 31, 2019 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment

Performance conditions	Increase rate of the stock price and achievement of target ROE

Operating period	4 or 5 years

Estimated number of shares vested at December 31, 2019	20,427	2,074,713

Fair value per share in won	~~W~~40,889, ~~W~~45,766, ~~W~~49,405, ~~W~~40,580, ~~W~~44,222, for the expiration of operating period from 2015 to 2019	~~W~~43,350

The amount of cash payment for the Company’s cash-settled share-based payment arrangements with performance conditions is determined at the fourth anniversary date from the grant date based on the share price which is an arithmetic mean of weighted average share prices of the past two-months, past one-month and past one-week.  Share price to be paid in the future is evaluated using the share price as of the end of the reporting period. For share-based payment transactions among the Company and its subsidiaries, the Company and its subsidiaries receiving the services shall measure the services received as a cash-settled and an equity-settled share-based payment transaction, respectively.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of won, except per share data)

27. Share-based payments (continued)

(c) Share-based compensation costs

Share-based compensation costs for the years ended December 31, 2019 and 2018 are as follows:

		2019
		Employees of
		Shinhan Financial Group	Subsidiaries	Total
Stock options granted:
5th	~~W~~	-	9	9
6th		(3)	(15)	(18)
7th		(5)	(6)	(11)
Performance share		4,678	32,646	37,324
	~~W~~	4,670	32,634	37,304

		2018
		Employees of
		Shinhan Financial Group	Subsidiaries	Total
Stock options granted:
4th	~~W~~	-	(14)	(14)
5th		-	(19)	(19)
6th		(23)	(139)	(162)
7th		(59)	(86)	(145)
Performance share		1,154	9,768	10,922
	~~W~~	1,072	9,510	10,582

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of won)

27. Share-based payments (continued)

(d) Accrued expenses and the intrinsic value as of December 31, 2019 and 2018 are as follows:

		2019
		Accrued expense (*1)
		Shinhan Financial Group	Subsidiaries(*2)	Total
Stock options granted:
6th	~~W~~	1	4	5
7th		19	27	46
Performance share		10,003	81,352	91,355
	~~W~~	10,023	81,383	91,406

(*1) The intrinsic value of share-based payments is ~~W~~91,355 million as of December 31, 2019. For the calculation, the quoted market price of ~~W~~43,350 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

(*2) The Company has granted the above share-based payment arrangements to its employees and those of its subsidiaries and the Company require the subsidiaries to reimburse the compensation costs for their employees.  As of December 31, 2019, the Company recognized the corresponding accounts receivable from the subsidiaries in the amount of ~~W~~81,383 million.

		2018
		Accrued expense (*1)
		Shinhan Financial Group	Subsidiaries(*2)	Total
Stock options granted:
5th	~~W~~	-	7	7
6th		3	20	23
7th		24	33	57
Performance share		7,328	61,790	69,118
	~~W~~	7,355	61,850	69,205

(*1) The intrinsic value of share-based payments is ~~W~~69,120 million as of December 31, 2018. For the calculation, the quoted market price of ~~W~~39,600 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

(*2) The Company has granted the above share-based payment arrangements to its employees and those of its subsidiaries and the Company require the subsidiaries to reimburse the compensation costs for their employees.  As of December 31, 2018, the Company recognized the corresponding accounts receivable from the subsidiaries in the amount of ~~W~~61,850 million.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of won)

28. Non-operating income and expense

Non-operating income and expense for the years ended December 31, 2019 and 2018 are as follows;

		2019	2018
Non-operating income:
Reversal of impairment of intangible assets	~~W~~	-	27
Gain on termination of right-of-use assets		20	-
Other		484	382
		504	409
Non-operating expense:
Loss on termination of right-of-use assets		(29)	-
Donations and contributions		(1,517)	(487)
Other		(26)	-
		(1,572)	(487)
	~~W~~	(1,068)	(78)

29. Operating revenue

Operating revenue for the years ended December 31, 2019 and 2018 are as follows.

		2019	2018
Dividend income	~~W~~	1,320,944	1,407,674
Fees and commission income		49,764	49,763
Interest income		40,569	32,096
Net gain on financial assets at FVTPL		19,917	23,439
Gains on foreign currency transaction		46,412	6,225
Reversal of credit loss allowance		91	-
Other operating income		2,333	-
	~~W~~	1,480,030	1,519,197

30. Income taxes

(a)	Income tax expense for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018
Current income tax benefit	~~W~~	-	-
Temporary differences		1,174	1,152
Income tax recognized in other comprehensive income		748	319
Income tax expense	~~W~~	1,922	1,471

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of won)

30. Income taxes (continued)

(b)

Income tax expense calculated by applying statutory tax rates to the company’s taxable income differs from the actual income tax expense in the separate statements of comprehensive income for the years ended December 31, 2019 and 2018 for the following reasons:

		2019	2018
Profit before income taxes	~~W~~	1,131,095	1,236,354
Income taxes at statutory tax rates		311,051	339,997
Adjustment:
Non-taxable income		(319,666)	(350,512)
Non-deductible expense		980	581
Other		9,557	11,405
Income tax expense	~~W~~	1,922	1,471
Effective income tax rate	%	0.17	0.12

(c)	Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2019 and 2018 were as follows:

		2019
		Beginning balance	Net income effect	Other comprehensive income effect	Ending balance
Financial asset at FVTPL	~~W~~	(1,994)	1,882	-	(112)
Foreign currency private bond		815	(4,770)	-	(3,955)
Accumulated depreciation		(6)	-	-	(6)
Allowances		460	(12)	-	448
Defined benefit obligation		5,244	164	680	6,088
Plan assets		(4,317)	(505)	68	(4,754)
Share-based payment		7	(2)	-	5
Accrued expenses		2,839	867	-	3,706
Accrued interest		(485)	485	-	-
Lease assets		-	(661)	-	(661)
Lease liabilities		-	621	-	621
Other		70	10	-	80
	~~W~~	2,633	(1,921)	748	1,460

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of won)

30. Income taxes (continued)

(c) Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2019 and 2018 were as follows (continued):

		2018
		Beginning balance	Net income effect	Other comprehensive income effect	Ending balance
Financial asset at FVTPL	~~W~~	(161)	(1,833)	-	(1,994)
Foreign currency private bond		-	815	-	815
Accumulated depreciation		(6)	-	-	(6)
Allowances(*)		139	321	-	460
Defined benefit obligation		4,700	340	204	5,244
Plan assets		(3,944)	(488)	115	(4,317)
Share-based payment		30	(23)	-	7
Accrued expenses		2,963	(124)	-	2,839
Accrued interest		-	(485)	-	(485)
Other		64	6	-	70
	~~W~~	3,785	(1,471)	319	2,633

(*) Income tax effects from occurred due to the application of K-IFRS No. 1109, ~~W~~9 million, were directly reflected in the initial balance and retained earnings.

(d) The amount of deductible temporary differences that are not recognized as deferred tax assets as of December 31, 2019 and 2018 are as follows:

		2019	2018
Tax loss carry forward	~~W~~	-	99,449
Other accumulated temporary differences		51	52
	~~W~~	51	99,501

(e) As of December 31, 2019, there are no tax loss and tax credits carry forwards that are not recognized as deferred tax assets.

(f) The Company set off a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities.

(g) Deferred tax assets and liabilities presented on a gross basis prior to any offsetting as of December 31, 2019 and 2018 are as follows:

		2019	2018
Deferred tax assets	~~W~~	10,948	9,435
Deferred tax liabilities		(9,488)	(6,802)

(h) As of December 31, 2019, the Company has filed a dispute against the tax authorities and the courts for the refund of corporate tax on 7 cases (claim amount : ~~W~~34,449 million). If the likelihood of winning a lawsuit increases, the Company will recognize the related assets.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of won, except per share data)

31. Earnings per share

Basic and diluted earnings per share for December 31, 2019 and 2018 are as follows:

		2019	2018
Net profit for the year	~~W~~	1,129,173	1,234,883
Less:
Dividends to hybrid bond		61,993	40,357
Net profit available for common stock		1,067,180	1,194,526
Weighted average number of common shares outstanding		477,346,731	473,649,076
Basic and diluted earnings per share in won	~~W~~	2,236	2,522

(*) The number of common shares issued by the Company is 474,199,587 shares. The above weighted average number of common shares outstanding was calculated by including the acquired treasury shares and 17,482,000 of convertible preferred shares issued on May 1, 2019.  If convertible preferred shares issued for the year ended December 31, 2019 are not included in the number of common shares outstanding, the basic and diluted earnings per share corresponding to the net profit for the year ended December 31, 2019 would have been ~~W~~ 2,292. In addition, transactions that may have impact on the number of future common stocks due to subsequent events occurred after reporting period are described in Note 35.

32. Commitments and contingencies

(a) Commitments

The Company entered into the share purchase agreement with the shareholders of Asia Trust Co., Ltd. (“Asia Trust”) to purchase 60% of stake of Asia Trust. According to the agreement, the Company has the call option over the additional 35% of stake of Asia Trust and the shareholders of Asia Trust have put option over the same.

For the commitment above, the company recognized derivative assets and derivative liabilities for ~~W~~ 24,352 million and ~~W~~ 17,687 million, respectively as of December 31, 2019. (Note 8)

(b) Contingencies

As of December 31, 2019, there exists one pending case as defendant (litigation value of ~~W~~ 400 million). The Company management does not anticipate that the final result of corresponding cases will have a significant impact on the financial position of the Company.

33. Statement of cash flows

(a) Cash and cash equivalents as of December 31, 2019 and 2018 are as follows:

		2019	2018
Deposits with maturities of 3 months or less from the acquisition date	~~W~~	164	48,628

(b) Significant non-cash activities for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018
Share-based payments granted to the employees of subsidiaries	~~W~~	19,533	1,278
Income tax receivable offset by income tax payable due to consolidated corporate income tax filing		479,445	393,317
Transaction for right-of-use assets		4,285	-
Payables related to acquisition of treasury stocks		-	3,931

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of won)

33. Statement of cash flows (Continued)

(c) Changes in liabilities arising from financing activities for the year ended December 31, 2019 and 2018 are as follows:

		2019
		Borrowings	Debentures	Lease liabilities	Total
Balance at January 1	~~W~~	125,000	7,812,358	2,023	7,939,381
Changes from cash flows		(125,000)	1,350,764	(1,614)	1,224,150
Changes from non-cash flows:
Amortization of discount on debentures		-	2,911	50	2,961
Difference in currency			(18,393)	-	(18,393)
Others		-	-	1,797	1,797
Balance at December 31	~~W~~	-	9,147,640	2,256	9,149,896

(*) For the years ended December 31, 2019, the Company recognized the lease liabilities upon the adoption of K-IFRS No. 1116 and cash flows from small lease payments and short-term lease payments that are not recognized as leases are ~~W~~50 million and ~~W~~776 million, respectively.

		2018
		Borrowings	Debentures	Total
Balance at January 1	~~W~~	5,000	7,003,622	7,008,622
Changes from cash flows		120,000	806,138	926,138
Changes from non-cash flows:
Amortization of discount on debentures		-	2,598	2,598
Balance at December 31	~~W~~	125,000	7,812,358	7,937,358

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of won)

34. Related party transactions

(a) Significant transactions with the related parties for the years ended December 31, 2019 and 2018 are as follows

Related party	Account		2019	2018
Revenue:
Shinhan Bank	Interest income	~~W~~	263	268
〃	Fees and commission income		32,300	31,608
〃	Dividend income		890,000	540,000
〃	Non-operating income		20	-
Shinhan Card Co., Ltd.	Interest income		20,138	14,953
〃	Fees and commission income		8,275	8,979
〃	Dividend income		337,745	600,018
〃	Non-operating income		8	-
Shinhan Investment Corp.	Interest income		572	173
〃	Fees and commission income		4,610	4,643
〃	Dividend income		20,000	145,000
Shinhan Life Insurance Co., Ltd.	Interest income		4,769	1,772
〃	Fees and commission income		2,410	2,481
〃	Dividend income		-	58,000
〃	Reversal of credit losses		284	-
Orange Life Insurance Co., Ltd.	Dividend income		38,800	-
Shinhan Capital Co.,Ltd.	Interest income		10,934	12,276
〃	Fees and commission income		1,026	1,010
〃	Dividend income		15,480	50,342
〃	Reversal of credit losses		63	-
Jeju Bank	Fees and commission income		648	577
〃	Dividend income		2,310	1,524
Shinhan BNP Paribas Asset Management Co., Ltd.	Fees and commission income		109	111
〃	Dividend income		11,115	10,790
Shinhan Alternative Investment Management Inc.	Interest income		104	113
〃	Fees and commission income		11	11
〃	Reversal of credit losses		25	-
Shinhan Credit Information Co., Ltd.	Fees and commission income		22	21
〃	Dividend income		1,000	-
〃	Reversal of credit losses		1	1
Shinhan DS	Interest income		515	-
〃	Fees and commission income		30	25
〃	Reversal of credit losses		-	2
Shinhan Savings Bank	Interest income		1,936	1,937
〃	Fees and commission income		195	180
	Dividend income		1,500	-
	Reversal of credit losses		68	-
Shinhan AITAS Co., Ltd.	Fees and commission income		82	75
〃	Dividend income		2,995	2,000
Shinhan REITs Management Co., Ltd,	Fees and commission income		46	42
		~~W~~	1,410,409	1,488,932

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of won)

34. Related party transactions (continued)

(a) Significant transactions with the related parties for the years ended December 31, 2019 and 2018 were as follows, (continued):

Related party	Account		2019	2018
Expense:
Shinhan Bank	Interest expenses (*)	~~W~~	15	-
〃	General and administrative expenses (*)		1,261	1,392
〃	Provision for credit losses		6	154
Shinhan Card Co., Ltd.	Interest expenses (*)		2	-
〃	General and administrative expenses (*)		47	37
〃	Provision for credit losses		253	412
Shinhan Investment Corp.	Interest expenses		216	256
〃	General and administrative expenses		-	5
〃	Provision for credit losses		71	16
Shinhan Life Insurance Co., Ltd.	Interest expenses (*)		15	-
〃	General and administrative expenses (*)		566	16
〃	Provision for credit losses		-	286
Orange Life Insurance Co., Ltd.	Interest expenses		1,432	-
Shinhan Capital Co., Ltd.	Provision for credit losses		-	258
Jeju Bank	Provision for credit losses		-	1
Shinhan DS	General and administrative expenses		4,461	2,774
〃	Provision for credit losses		54	-
Shinhan Savings Bank	Provision for credit losses		-	270
Shinhan Alternative Investment Management Inc.	Provision for credit losses		-	20
Shinhan REITs Management Co., Ltd,	Provision for credit losses		-	4
		~~W~~	8,399	5,901

(*) It includes depreciation expenses related to right-of-use assets and interest expense on lease liabilities incurred in accordance with K-IFRS No. 1116.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of won)

34. Related party transactions (continued)

(b) Significant balances with the related parties as of December 31, 2019 and 2018 are as follows:

Creditor	Debtor	Account		2019	2018
Assets:
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Due from banks	~~W~~	167	24
〃	〃	Other assets		405,869	309,155
〃	〃	Property and equipment(*)		1,120	-
〃	Shinhan Card Co.,Ltd.	Loans		1,462,353	699,495
〃	〃	Other assets		112,096	99,863
〃	〃	Property and equipment(*)		84	-
	Shinhan Investment Cop	Loan		104,123	-
〃	〃	Other assets		13,941	19,384
〃	Shinhan Life Insurance Co.,Ltd.	Loans		-	391,053
〃	〃	Other assets		8,818	9,045
〃	〃	Property and equipment(*)		441	-
〃	Shinhan Capital Co.,Ltd.	Loans		529,599	449,544
〃	〃	Other assets		23,655	26,783
〃	Shinhan BNP Paribas Asset Management Co.,Ltd	Other assets		1,722	1,321
〃	Jeju Bank	Other assets		2,567	1,897
〃	Shinhan Credit Information Co.,Ltd.	Other assets		570	431
〃	Shinhan Alternative Investment Management Inc.	Loans		-	4,973
〃	〃	Other assets		987	-
〃	Shinhan DS	Loans		23,946	-
〃	〃	Other assets		1,211	776
〃	Shinhan AITAS Co.,Ltd.	Other assets		824	482
〃	Shinhan Savings Bank	Loans		99,676	99,601
〃	〃	Other assets		6,907	3,908
〃	Shinhan REITs Management Co., Ltd	Other assets		590	702
			~~W~~	2,801,266	2,118,437
Liabilities:
Shinhan Bank.	Shinhan Financial Group Co., Ltd	Other liabilities	~~W~~	975	-
Shinhan Card Co., Ltd.	〃	Other liabilities		526	329
Shinhan Investment Corp.	〃	Other liabilities		12	-
Orange Life Insurance Co., Ltd.	〃	Debt securities in won		55,000	-
	〃	Other liabilities		264	-

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of won)

34. Related party transactions (continued)

(b) Significant balances with the related parties as of December 31, 2019 and 2018 are as follows (continued) :

Creditor	Debtor	Account		2019	2018
Shinhan Life Insurance Co., Ltd.	〃	Other liabilities	~~W~~	35,179	23,796
Shinhan Capital Co., Ltd.	〃	Other liabilities		1	-
Shinhan Credit Information Co., Ltd.	〃	Other liabilities		-	66
Shinhan Alternative Investment Management Inc.	〃	Other liabilities		-	107
Shinhan DS	〃	Other liabilities		914	1,143
Shinhan AI Co., Ltd.	〃	Other liabilities		1	-
			~~W~~	92,872	25,441

(*) Right-of-use assets recognized due to the adoption of K-IFRS No. 1116 is included.

(c) Major transactions

Major transactions with related parties for the years ended December 31, 2019 and 2018 are as follows:

		2019
		Beginning balance	Lending	Collection	Disposal	Other	Ending balance
Shinhan Card Co., Ltd.	~~W~~	700,000	765,800	-	-	(2,680)	1,463,120
Shinhan Investment Corp.		-	104,805	-	-	(603)	104,202
Shinhan Life Insurance Co., Ltd.		391,335	-	-	391,335		-
Shinhan Capital Co., Ltd.		450,000	230,000	150,000	-	-	530,000
Shinhan Alternative Investment Management Inc.		5,000	-	5,000	-	-	-
Shinhan Savings Bank		100,000	-	-	-	-	100,000
Shinhan DS		-	48,000	24,000	-	-	24,000
	~~W~~	1,646,335	1,148,605	179,000	391,335	(3,283)	2,221,322

		2018
		Beginning balance	Lending	Collection	Other(*)	Ending balance
Shinhan Card Co., Ltd.	~~W~~	600,000	100,000	-	-	700,000
Shinhan Life Insurance Co., Ltd.		-	392,630	-	(1,295)	391,335
Shinhan Capital Co., Ltd.		530,000	50,000	130,000	-	450,000
Shinhan Alternative Investment Management Inc.		5,000	5,000	5,000	-	5,000
Shinhan Savings Bank		100,000	-	-	-	100,000
	~~W~~	1,235,000	547,630	135,000	(1,295)	1,646,335

(*) Foreign exchange difference due to foreign currency financial asset valuation.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of won)

34. Related party transactions (continued)

(d) Compensation of key management personnel for years ended December 31, 2019 and 2018 are as follows:

		2019	2018
Salaries	~~W~~	3,652	3,756
Severance benefits		46	54
Share-based payment expenses(*)		2,355	1,035
	~~W~~	6,053	4,845

(*) Expenses recognized during the vesting period under the agreement on share-based payments.

35. Subsequent events occurred after reporting period

The Company, pursuant to its Board of Directors’ resolution on November 14, 2019, reached a decision on exchanging of the common shares of the Company and Orange Life Insurance Co. Ltd. (“Orange Life”) by means of a small-scale stock exchange, with the purpose to enable the Company to hold 100% of the stock of Orange Life. The stock exchange was consummated on January 28, 2020, at an exchange ratio of 0.6601483 shares of the Company for each share of Orange Life. As a result, the shares issued by Orange Life and owned by shareholders of Orange Life other than SFG were be transferred to the Company on January 28, 2020 and such shareholders became shareholders of the Company by acquiring 8,232,906 newly issued shares in exchange for 13,882,062 treasury shares of the Company. Upon the share exchange, Orange Life became a wholly owned subsidiary of the Company.

36. Transition effects arising from changes in accounting policies

Upon adoption of K-IFRS No.1116 ‘Leases’, the Company recognized right-of-use assets and lease liabilities in relation to leases that had previously been classified as ‘operating lease’ in accordance with K-IFRS No. 1017.  The lease liabilities were measured at the present value of the remaining lease payments at the Company's incremental borrowing rate on January 1, 2019. The Company 's incremental borrowing rate applied to the lease liability is 2.33% on January 1, 2019. The difference between the amount of operating lease agreements disclosed as of December 31, 2018 discounted at the Company’s incremental borrowing rate and the lease liabilities recognized at the date of initial application is as follows:

		Amount
Operating lease commitment disclosed as of December 31, 2018	~~W~~	2,328
Amount discounted using the Company's incremental borrowing rate		2,284
Less:
Short-term lease payment recognized by straight-line method		(55)
Value-added Tax		(206)
		(261)

Lease liabilities recognized at the beginning of 2019	~~W~~	2,023

Right-of-use assets were measured by adjusting the amount of prepaid or unpaid lease payments in relation to leases recognized in the statement of financial position as of December 31, 2018 at the same amount as the lease liability. As a result, property, plant and equipment increased by ~~W~~2,301 million at the beginning of 2019.

Independent Auditors’ Report on Internal Control over Financial Reporting

Based on a report originally issued in Korean

To the Shareholders and Board of Directors of

Shinhan Financial Group Co., Ltd.:

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting (“ICFR”) of Shinhan Financial Group Co., Ltd. (the “Company”) as of December 31, 2019 based on the criteria established in the Conceptual Framework for Designing and Operating ICFR (“ICFR Design and Operation Framework”) issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea (the “ICFR Committee”).

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on ICFR Design and Operation Framework.

We also have audited, in accordance with Korean Standards on Auditing (KSAs), the separate financial statements of the Company, which comprise the separate statement of financial position as of December 31, 2019, the separate statements of comprehensive income , changes in equity and cash flows for the year then ended, and notes, comprising significant accounting policies and other explanatory information, and our report dated March 5, 2020 expressed an unmodified opinion on those separate financial statements.

Basis for Opinion

We conducted our audit in accordance with KSAs. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the internal control over financial reporting in Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Internal Control over Financial Reporting

The Company’s management is responsible for designing, operating and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying ‘Internal Control over Financial Reporting Operating Status Report.’

Those charged with governance are responsible for overseeing the Company’s internal control over financial reporting.

Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit in accordance with KSAs. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards (“K-IFRS”). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with K-IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditors’ report is Min-Seon Chae.

Seoul, Korea

March 5, 2020

This report is effective as of March 5, 2020, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the internal control over financial reporting. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

ICFR Operating Status Report by CEO and IAM

To the Shareholders, Board of Directors, and Audit Committee of
Shinhan Financial Group Co., Ltd.

We, as the Chief Executive Officer and the Internal Accounting Manager of Shinhan Financial Group Co., Ltd. ("the Company"), assessed operating status of the Company's Internal Control over Financial Reporting ("ICFR") for the year ending December 31, 2019.

Design and operation of ICFR is the responsibility of the Company's management, including the Chief Executive Officer and the Internal Accounting Manager (collectively, "We", "Our" or "Us").

We evaluated whether the Company effectively designed and operated its ICFR to prevent and detect errors or frauds which may cause material misstatement in financial statements to ensure preparation and disclosure of reliable financial information.

We used the 'Conceptual Framework for Designing and Operating Internal Control over Financial Reporting' established by the Operating Committee of Internal Control over Financial Reporting in Korea (the "ICFR Committee")' as the criteria for design and operation of the Company's ICFR. And we conducted an evaluation of ICFR based on the 'ICFR Evaluation and Reporting Best Practice Guideline' established by the ICFR Committee.

Based on our assessment, we concluded that the Company's ICFR is designed and operated effectively as of December 31, 2019, in all material respects, in accordance with the 'Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient due care.

February 24, 2020

Cho, Yong-Byoung (Yong B Cho)

Chief Executive Officer

Roh, Yong-hoon (YONG HOON ROH)

Internal Accounting Manager